Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES JUNE 2018 DISTRIBUTION

June 18, 2018, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution on Granite’s stapled units of CDN$0.227 per stapled unit. The distribution will be paid by Granite on July 16, 2018 to stapled unitholders of record at the close of trading on June 29, 2018. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Thursday, June 28, 2018 on the Toronto Stock Exchange and on the New York Stock Exchange.

As it relates to certain unitholders, Granite confirms that no portion of the above distribution constitutes effectively connected income. A qualified notice providing the breakdown of the sources of the above distribution will be issued to the Depository Trust & Clearing Corporation (DTCC) subsequent to the record date of June 29, 2018, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns 90 rental income properties representing approximately 34 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.